1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2009

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F          X         Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                       No          X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date April 27, 2009	By	/s/ Zhang Baocai
Zhang Baocai, Director and Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

In response to changes to the Hong Kong Listing Rules and regulations of the CSRC, the Board proposed to amend the Articles of Association. The proposed amendments to the Articles of Association are subject to the approval of the Shareholders by way of a special resolution at the AGM.

A circular containing, among other things, details of the proposed amendments to the Articles of Association and a notice of the AGM will be despatched to the Shareholders as soon as possible.

In response to changes to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”) and regulations of the China Securities Regulatory Commission (“CSRC”), the board of directors (the “Board”) of Yanzhou Coal Mining Company Limited (the “Company”) proposed to amend the articles of association (“Articles of Association”) of the Company. The proposed amendments to the Articles of Association are subject to the approval of the shareholders of the Company (the “Shareholders”) by way of a special resolution at the 2008 annual general meeting of the Company to be held on Friday, 26 June 2009 (the “AGM”).

Details of the proposed amendments to the Articles of Association are set out as follows:

(1)	Amendments in relation to the change of business registration number of the Company:

1.	Paragraph 2 of Article 2

The existing paragraph 2 of Article 2:

“The Company was established by way of promotion with the approval of the People’s Republic of China’s State Commission for Restructuring the Economic System on 24 September 1997, as evidenced by approval document Ti Gai Sheng [1997] no. 154 of 1997. It is registered with and has obtained a business licence from China’s State Administration Bureau of Industry and Commerce on 25 September 1997. The Company’s business licence number is: Qi Gu Lu Zong Zi No. 003929.”

be amended as follows:

“The Company was established by way of promotion with the approval of the People’s Republic of China’s State Commission for Restructuring the Economic System on 24 September 1997, as evidenced by approval document Ti Gai Sheng [1997] no. 154 of 1997. It is registered with and has obtained a business licence from China’s State Administration Bureau of Industry and Commerce on 25 September 1997. The Company’s business licence number is: 370000400001016.”

(2)	Amendments in relation to the procedures of giving notices to creditors:

1.	Paragraph 2 of Article 30

The existing paragraph 2 of Article 30:

“The Company shall notify its creditors within ten (10) days of the date of the Company’s resolution for reduction of capital and shall publish an announcement in a newspaper at least three (3) times within thirty (30) days of the date of such resolution. A creditor has the right within thirty (30) days of receipt of the notice from the Company or, in the case of a creditor who does not receive such notice, within ninety (90) days of the date of the first public announcement, to require the Company to repay its debts or to provide a corresponding guarantee for such debt.”

be amended as follows:

“The Company shall notify its creditors within ten (10) days of the date of the Company’s resolution for reduction of capital and shall publish an announcement in a newspaper at least three (3) times within thirty (30) days of the date of such resolution. A creditor has the right within thirty (30) days of receipt of the notice from the Company or, in the case of a creditor who does not receive such notice, within forty-five (45) days of the date of the first public announcement, to require the Company to repay its debts or to provide a corresponding guarantee for such debt.”

(3)	Amendments in relation to the cash dividend policy of the Company:

1.	Article 247

The existing article 247:

“Final dividends shall be paid once a year. The shareholders shall by way of an ordinary resolution authorise the board of directors to declare and pay final dividends of the Company.”

be amended as follows:

“The Company’s profit distribution policy shall remain consistent and stable. Final dividends shall be paid once a year. The shareholders shall by way of an ordinary resolution authorise the board of directors to declare and pay final dividends of the Company. The Company may distribute interim cash dividends upon obtaining approval from the board of directors and the shareholders at general meeting.”

2.	Article 249

The existing article 249:

“Dividends of the Company to be distributed in the form of cash shall account for certain percentage of the Company’s net profit after statutory reserve for the corresponding accounting year.”

be amended as follows:

“Dividends of the Company to be distributed in the form of cash shall account for approximately 35% of the Company’s net profit after statutory reserve for the corresponding accounting year.”

(4)	Amendments in relation to the use of electronic means to provide corporate communications to holders of H shares of the Company:

1.	Article 85

The existing Article 85:

“When the Company convenes a shareholders’ general meeting, written notice of the meeting shall be given forty-five (45) days before the date of the meeting (when calculating the 45 days’ period, the date on which the meeting is held shall not be included) to notify all of the shareholders whose names appear in the share register of the matters to be considered and the date and place of the meeting. A shareholder who intends to attend the meeting shall deliver to the Company his written reply concerning his attendance at such meeting twenty (20) days before the date of the meeting.”

be amended as follows:

“Unless otherwise provided by the relevant laws and regulations, the listing rules issued at the listing place of the Company and the Articles of Association in respect of the means of receipt of corporate communication, when the Company convenes a shareholders’ general meeting, written notice of the meeting shall be given forty-five (45) days before the date of the meeting (when calculating the 45 days’ period, the date on which the meeting is held shall not be included) to notify all of the shareholders whose names appear in the share register of the matters to be considered and the date and place of the meeting. A shareholder who intends to attend the meeting shall deliver to the Company his written reply concerning his attendance at such meeting twenty (20) days before the date of the meeting.”

2.	Paragraph 1 of Article 86

The existing paragraph 1 of Article 86:

“A notice of a meeting of the shareholders of the Company shall satisfy the following criterion:

(1)	be in writing; …”

be amended as follows:

“A notice of a meeting of the shareholders of the Company shall satisfy the following criterion:

(1)	Unless otherwise provided by the relevant laws and regulations, the listing rules issued at the listing place of the Company and the Articles of Association in respect of the means of receipt of corporate communication, be in writing; …”

3.	Article 87

The existing Article 87:

“Notice of shareholders’ general meetings shall be served on each shareholder (whether or not such shareholder is entitled to vote at the meeting), by personal delivery or prepaid airmail to the address of the shareholder as shown in the register of shareholders. For the holders of Domestic Invested Shares, notice of the meetings may also be issued by way of public announcement.

The public announcement referred to in the preceding paragraph shall be published in one (1) or more national newspapers designated by the State Council Securities Policy Committee within the interval of forty five (45) days to fifty (50) days before the date of the meeting; after the publication of such announcement, the holders of Domestic Invested Shares shall be deemed to have received the notice of the relevant shareholders’ general meeting. Such public announcement shall be published in Chinese and English in accordance with Article 295.”

be amended as follows:

“Unless otherwise provided by the relevant laws and regulations, the listing rules issued at the listing place of the Company and the Articles of Association in respect of the means of receipt of corporate communication, notice of shareholders’ general meetings shall be served on each shareholder (whether or not such shareholder is entitled to vote at the meeting), by personal delivery or prepaid airmail to the address of the shareholder as shown in the register of shareholders. For the holders of Domestic Invested Shares, notice of the meetings may also be issued by way of public announcement.

The public announcement referred to in the preceding paragraph shall be published in one (1) or more national newspapers designated by the State Council Securities Policy Committee within the interval of forty five (45) days to fifty (50) days before the date of the meeting; after the publication of such announcement, the holders of Domestic Invested Shares shall be deemed to have received the notice of the relevant shareholders’ general meeting.”

4.	Paragraph 1 of Article 145

The existing paragraph 1 of Article 145:

“Written notice of a class meeting shall be given to all shareholders who are registered as holders of that class in the register of shareholders forty five (45) days before the date of the class meeting. Such notice shall give such shareholders notice of the matters to be considered at such meeting, the date and the place of the class meeting. A shareholder who intends to attend the class meeting shall deliver his written reply in respect thereof to the Company twenty (20) days before the date of the class meeting.”

be amended as follows:

“Unless otherwise provided by the relevant laws and regulations, the listing rules issued at the listing place of the Company and the Articles of Association in respect of the means of receipt of corporate communication, written notice of a class meeting shall be given to all shareholders who are registered as holders of that class in the register of shareholders forty five (45) days before the date of the class meeting. Such notice shall give such shareholders notice of the matters to be considered at such meeting, the date and the place of the class meeting. A shareholder who intends to attend the class meeting shall deliver his written reply in respect thereof to the Company twenty (20) days before the date of the class meeting.”

5.	Article 238

The existing Article 238:

“The board of directors of the Company shall place before the shareholders at every annual general meeting such financial reports which the relevant laws, administrative regulations and directives promulgated by competent regional and central governmental authorities require the Company to prepare.”

be amended as follows:

“Unless otherwise provided by the relevant laws and regulations, the listing rules issued at the listing place of the Company and the Articles of Association in respect of the means of receipt of corporate communication, the board of directors of the Company shall place before the shareholders at every annual general meeting such financial reports which the relevant laws, administrative regulations and directives promulgated by competent regional and central governmental authorities require the Company to prepare.”

6.	Paragraph 2 of Article 239

The existing paragraph 2 of Article 239:

“The Company shall deliver or send to each shareholder of Overseas-Listed Foreign-Invested Shares by prepaid mail at the address registered in the register of shareholders the said reports not later than twenty one (21) days before the date of every annual general meeting of the shareholders.”

be amended as follows:

“Unless otherwise provided by the relevant laws and regulations, the listing rules issued at the listing place of the Company and the Articles of Association in respect of the means of receipt of corporate communication, the Company shall deliver or send to each shareholder of Overseas-Listed Foreign-Invested Shares by prepaid mail at the address registered in the register of shareholders the said reports not later than twenty one (21) days before the date of every annual general meeting of the shareholders.”

7.	Paragraph 2 of Article 271

The existing paragraph 2 of Article 271:

“Such special documents shall be sent by mail to holders of Overseas-Listed Foreign Invested Shares.”

be amended as follows:

“Such special documents shall be sent by means as provided in Article 295 to holders of Overseas-Listed Foreign Invested Shares.”

8.	Sub-section 2 of paragraph 1 of Article 286

The existing sub-section 2 of paragraph 1 of Article 286:

“(2) The foregoing proposal shall be furnished to the shareholders in writing and a shareholders’ meeting shall be convened;”

be amended as follows:

“(2) Unless otherwise provided by the relevant laws and regulations, the listing rules issued at the listing place of the Company and the Articles of Association in respect of the means of receipt of corporate communication, the foregoing proposal shall be furnished to the shareholders in writing and a shareholders’ meeting shall be convened;”

9.	Article 295

The existing Article 295:

“Unless otherwise provided, the Company shall, where it is making a public announcement in the prescribed or approved manner, issue or deliver any notice or announcement in at least one (1) national newspaper which has been approved by the State Council Securities Policy Committee. And, where possible, to publish such notice or announcement in English and in Chinese on the same day in a major Chinese and a major English newspaper in Hong Kong respectively.”

be amended as follows:

“Unless otherwise provided by the relevant laws and regulations, the listing rules issued at the listing place of the Company and the Articles of Association in respect of the means of receipt of corporate communication, notices, communications or other written documents of the Company (including but not limited to annual reports, interim reports, quarterly reports, notices of meetings, listing documents, circulars, proxy forms and holding announcements) shall be sent by the following means:

(1)	by hand;

(2)	by mail;

(3)	by fax , email or other electronic format;

(4)	subject to laws, administrative regulations and relevant provisions of securities regulatory authority of the place where the Company is listed, by publishing on the website designated by the Company and the stock exchange;

(5)	by announcement on one national newspaper which has been approved by the State Council Securities Policy Committee and other designated media;

(6)	by other means acceptable to securities regulatory authority of the place where the Company is listed.

Notwithstanding the requirements in relation to the means of sending notice, communications or other documents set out in this Articles of Association, the Company may use the means set out in sub-section (4) of this Article to replace the use of personal delivery or prepaid airmail to holders of Overseas-Listed Foreign Invested Shares, provided that the listing rules issued at the listing place of the Company is complied with.”

RECOMMENDATION

The Board believes that the proposed amendments to the Articles of Association are in the best interests of the Company and its Shareholders and accordingly recommend the Shareholders to vote in favour of the resolution at the AGM.

A circular containing, among other things, details of the proposed amendments to the Articles of Association and a notice of the AGM will be despatched to the Shareholders as soon as possible.

By order of the Board of Directors of
Yanzhou Coal Mining Company Limited
Wang Xin
Chairman of the Board

Zoucheng, Shandong Province, the PRC

24th April 2009

As at the date of this announcement, the Directors are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive Directors of the Company are Mr. Pu Hongjiu, Mr. Zhai Xigui, Mr. Li Weian and Mr. Wang Junyan.

About the Company

Our contact information of this release is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Zhang Baocai, Director and Company Secretary; (86) 537 538 3310